SEC Mail Processing Section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2012
Washington, DC
121

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TCG Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Pennsylvania Avenue, NW, Suite 220 South
(No. and Street)

Washington (City) DC (State) 20004-2505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

8484 Westpark Drive (Address) McLean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

12014759

KW 3/31

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

TCG Securities, L.L.C.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2011

Ernst & Young LLP

ERNST & YOUNG

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCG Securities, L.L.C. for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Financial and Operations Principal

Title

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

Adina Davydov

Notary Public

TCG Securities, L.L.C.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCG Securities, L.L.C.

Table of contents
December 31, 2011

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102
Tel: + 1 703 747 1000
Fax: +1 703 747 0100
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
TCG Securities, L.L.C.

We have audited the accompanying statement of financial condition of TCG Securities, L.L.C. (the "Company") as of December 31, 2011. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TCG Securities, L.L.C. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2012

TCG Securities, L.L.C.

Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 871,055
Fees receivable	132,195
Other asset	26,890
Total assets	$ 1,030,140
Liabilities and Members' Equity	
Liabilities	
Due to affiliate	$ 100
Accrued expense	330
Total liabilities	430
Members' equity	1,029,710
Total liabilities and members' equity	$ 1,030,140

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

TCG Securities, L.L.C. (the "Company"), a majority-owned subsidiary of Carlyle Investment Management, L.L.C. (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on July 17, 2007. On June 29, 2011 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a broker-dealer that acts as a private placement agent with respect to the offer and sale of interests in affiliated funds.

The liability of the Members is limited to the capital that has been contributed to the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents
The Company considers investments in money market mutual funds to be cash equivalents.

Other Asset
A deposit with Central Registration Depository ("CRD") is included in Other Asset on the statement of financial condition. FINRA operates the CRD and uses the funds deposited in order to process registrations and other regulatory assessments of the Company.

Income Taxes
The Company is a limited liability company, and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2008 to 2011) are subject to examinations by the Internal Revenue Service.

Fair Value - Definition and Hierarchy
In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Summary of Significant Accounting Policies (continued)

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Investments in securities that are freely tradable, are traded in active markets and are listed on major securities exchanges are valued at their last reported sales price as of the valuation date.

3. Fair Value Measurements

At December 31, 2011, the carrying amount of the Company's investment in a money market mutual fund approximates fair value. The Company does not have any assets or liabilities that would be included in Level 3.

4. Transactions with Related Parties

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent provides these services at no cost to the Company. Management has determined that the value of services provided to the Company for the year ended December 31, 2011 was approximately $16.6 million.

The Company provided placement services to an affiliate. Pursuant to the terms of a Placement Agent Agreement, the Company receives fees for the services it provides to the affiliate. During the period from July 2011 to December 31, 2011 total fees amounted to $396,584 of which $132,195 were earned in 2011 and remained unpaid at December 31, 2011 and included in fees receivable in the accompanying statement of financial condition. The remaining $264,389 will be earned and is payable to the Company through June 2013, subject to reductions based on future events. Approximately 100% of the Company's total revenues during the year ended December 31, 2011 comes from this fee.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the first twelve months of becoming a broker dealer). At December 31, 2011, the Company had net capital of $853,438 which exceeded the required net capital by $848,438.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

6. Concentration

All cash deposits are held by one financial institution and cash equivalents are held by a broker-dealer who is an affiliate of the custodian bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Ernst & Young LLP

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